SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On July 22, 2015, Cnova N.V. (the “Company”) issued a press release titled “Cnova — 2nd Quarter 2015 Financial Results”  and attached this press release as Exhibit 99.1 to the Form 6-K (the “Original Filing”) furnished to the Securities and Exchange Commission on the same date.  This Amendment on Form 6K/A (this “Amendment”) amends the Company’s Original Filing, to correct a typographical error on p. 8 ( in the consolidated balance sheet on page 8, to the line item “Property and equipment, net”). of the EDGAR version of Exhibit 99.1 attached thereto.  No modification or update is otherwise made to any other disclosures in the Original Filing, nor does this Amendment reflect any events occurring after the time of the Original Filing.  A copy of the press release titled “Cnova — 2nd Quarter 2015 Financial Results” is furnished as Exhibit 99.1 herewith.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: July 22, 2015	By:	/s/ VITOR FAGÁ DE ALMEIDA
Name: Vitor Fagá de Almeida
Title: Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated July 22, 2015 titled “Cnova — 2nd Quarter 2015 Financial Results.”